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                                                                      EXHIBIT 12

                                       AMOCO COMPANY

                                       _____________

                       STATEMENT SETTING FORTH COMPUTATION OF RATIO OF
                                  EARNINGS TO FIXED CHARGES
                             (millions of dollars, except ratios)

                                               Year Ended December 31,
                                           1993   1992   1991   1990   1989

           Determination of Income:
             Consolidated earnings
               before income taxes
               and minority interest.     $2,427 $1,823 $2,093 $3,456 $3,048
             Fixed charges expensed by
               consolidated companies        193    238    231    266    298
             Adjustments for certain
               companies accounted for
               by the equity method.           9     18     12     24     22

             Adjusted earnings plus
               fixed charges. . . . .     $2,629 $2,079 $2,336 $3,746 $3,368

           Determination of Fixed Charges:
             Consolidated interest on
               indebtedness (including
               interest capitalized).     $  162 $  219 $  216 $  232 $  254
             Consolidated rental
               expense representative
               of an interest factor.         31     20     22     30     30
             Adjustments for certain
               companies accounted for
               by the equity method .          6     12     17     15     21

             Total fixed charges. . .     $  199 $  251 $  255 $  277 $  305

           Ratio of earnings to
             fixed charges. . . . . .       13.2    8.3    9.2   13.5   11.1

                                          14

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